Dreyfus Institutional Cash Advantage Fund

SEMIANNUAL REPORT October 31, 2006




Dreyfus
A Mellon Financial Company℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

FOR MORE INFORMATION



LETTER TO SHAREHOLDERS

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Institutional Cash Advantage Fund for the six-month period ended October 31, 2006. During the reporting period, the fund produced annualized yields of 5.08% for Administrative shares, 4.75% for Participant shares, 5.15% for Institutional shares and 4.90% for Investor shares. Taking into account the effects of compounding, the fund produced annualized effective yields[1] of 5.20% for Administrative shares, 4.86% for Participant shares, 5.27% for Institutional shares and 5.01% for Investor shares.[2]

The Economy

Soon after the start of the reporting period, surging energy prices and hawkish comments from members of the Federal Reserve Board (the "Fed") sparked sharp declines in U.S. Treasury security prices. In addition, although a lower-than-expected number of jobs was created during the month, the unemployment rate fell to 4.6%, stoking concerns that wage inflation might accelerate. Hence, concerned investors revised upward their inflation and interest-rate expectations, and they widely expected the Fed's rate hike to 5% in May.

June saw a further shift in market sentiment, as investors became increasingly risk-averse due to intensifying inflationary pressures and new signs of potential economic weakness. Accordingly, the Fed's June 29 rate hike to 5.25% came as no surprise. However, the outlook for subsequent action became cloudier as investors alternately worried that the Fed might become too aggressive, possibly triggering a recession by choking off economic growth, or too lenient, potentially allowing inflation to take firmer root in the economy.

Investors' economic concerns intensified when it later was announced that U.S. GDP expanded at a more moderate 2.6% annualized rate during the second quarter. Indeed, the U.S. economy appeared to slow further over the summer, when housing markets softened and employment gains moderated. While there was no scheduled meeting for July, at its meeting on August 8 the Fed left short-term interest rates unchanged at 5.25%, the first pause after more than two years of steady rate hikes. In a press release following the meeting, the Fed stated that economic growth had abated from the strong pace earlier in the year as earlier interest rate increases and higher energy prices took hold.

The softening of the housing market became more pronounced in September, and the Fed again decided to leave overnight interest rates unchanged. While core inflation data remained elevated, the Fed indicated that it expected those pressures to moderate as the economy slowed. In fact, oil prices tumbled to around $60 per barrel and weaker-than-expected job gains helped to put a lid on two of the main drivers of the market's inflation fears. At the same time, a decline in the unemployment rate to 4.6% helped to reassure investors that the economy probably was headed for a soft landing.

As was widely expected, the Fed continued to hold overnight interest rates steady at its meeting on October 25. Still, Fed members indicated that the risk of higher inflation was greater than the risk of a pronounced economic downturn. The Fed further suggested that additional policy firming might be needed if inflation were to remain above its comfort zone. The Fed's inflation-related concerns appeared to be warranted when an employment report released in early November showed higher wage costs, no productivity gains and a drop in the unemployment rate to a five-year low of 4.4%.

Portfolio Focus

Early in the reporting period, as short-term interest rates rose, we maintained the fund's weighted average maturity in a range we considered shorter than industry averages. After the Fed paused in its tightening campaign in August, we increased the fund's weighted average maturity toward the neutral range. However, with yield differences along the money market yield curve near historically narrow levels, it currently makes little sense to us to establish an even longer maturity position.

Fed members may be comfortable with interest rates for now, but they stand ready to change monetary policy as conditions warrant. Therefore, after a multi-year period in which Fed actions were predictable, we have entered a more uncertain time, in which every piece of economic data is likely to be scrutinized for its possible impact on monetary policy. In our view, however, it will not be a single economic release that triggers the next move by the Fed. Rather, it will be a series of numbers that convinces policy-makers that interest rates need to be adjusted. As a result, we believe that today's relatively high level of uncertainty is likely to last for some time, making a relatively cautious investment posture prudent until economic conditions and Fed policy become clearer.



Patricia A. Larkin
Senior Portfolio Manager

November 15, 2006
New York, NY

An investment in the fund is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.

[1] *Annualized effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate.*

[2] *Yields provided reflect the absorption of certain fund expenses by The Dreyfus Corporation pursuant to an undertaking in effect that may be extended, terminated or modified at any time. Had these expenses not been absorbed, the fund's annualized yields for its Administrative shares, Participant shares, Institutional shares and Investor shares would have been 5.06%, 4.73%, 5.13% and 4.88%, respectively. The fund's annualized effective yields would have been 5.19%, 4.84%, 5.26% and 5.00%, respectively.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Institutional Cash Advantage Fund from May 1, 2006 to October 31, 2006. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended October 31, 2006

	Institutional Advantage	Administrative Advantage	Investor Advantage	Participant Advantage
Expenses paid per $1,000†	$ .66	$ 1.02	$ 1.94	$ 2.70
Ending value (after expenses)	$1,026.30	$1,025.90	$1,025.00	$1,024.20

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended October 31, 2006

	Institutional Advantage	Administrative Advantage	Investor Advantage	Participant Advantage
Expenses paid per $1,000†	$ .66	$ 1.02	$ 1.94	$ 2.70
Ending value (after expenses)	$1,024.55	$1,024.20	$1,023.29	$1,022.53

† *Expenses are equal to the fund's annualized expense ratio of .13% for Institutional Advantage, .20% for Administrative Advantage, .38% for Investor Advantage and .53% for Participant Advantage; multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

October 31, 2006 (Unaudited)

Negotiable Bank Certificates of Deposit−25.4%	Principal Amount ($)	Value ($)
Banco Bilbao Vizcaya Argentaria, S.A. (London) 5.38%, 2/28/07	44,000,000	43,999,772
Bank of America N.A. 5.32%, 3/21/07	250,000,000 [a]	250,000,000
Bank of Tokyo-Mitsubishi Ltd. (Yankee) 5.32%, 2/5/07	500,000,000	500,000,000
Barclays Bank PLC (Yankee) 5.33%−5.36%, 11/9/06−12/5/06	750,000,000	750,000,000
Calyon (London) 5.31%, 2/5/07	300,000,000	300,003,928
DEPFA BANK PLC (Yankee) 5.32%−5.37%, 11/10/06−2/5/07	1,125,000,000 [b]	1,125,000,000
First Tennessee Bank N.A. Memphis 5.30%−5.34%, 11/29/06−12/26/06	450,000,000	450,000,000
HBOS PLC (London) 5.34%, 12/5/06	110,000,000	110,000,000
HBOS Treasury Services PLC (Yankee) 5.31%−5.34%, 11/22/06−2/12/07	631,000,000	631,000,116
HSH Nordbank AG (Yankee) 5.33%, 12/5/06	250,000,000 [b]	250,000,000
Northern Rock PLC 5.34%, 12/5/06	150,000,000	150,000,000
Royal Bank of Canada (Yankee) 5.33%−5.42%, 11/1/06−11/30/06	975,000,000	975,000,000
Societe Generale (London) 5.31%, 3/12/07	50,000,000	49,999,110
UniCredito Italiano SpA (London) (Yankee) 5.31%−5.34%, 12/5/06−1/10/07	610,000,000	610,000,000
Wilmington Trust Co., DE 5.31%, 4/5/07	14,000,000	14,001,128
World Savings Bank, FSB 5.36%, 11/1/06	88,000,000	88,000,000
Total Negotiable Bank Certificates of Deposit (cost $6,297,004,054)		**6,297,004,054**

Commercial Paper—67.8%	Principal Amount ($)	Value ($)
Abbey National North America LLC 5.30%, 11/1/06	200,000,000	200,000,000
Alliance & Leicester PLC 5.37%, 11/10/06	75,000,000	74,900,625
Amstel Funding Corp. 5.32%–5.33%, 12/11/06–1/17/07	665,049,000 b	659,162,885
Amsterdam Funding Corp. 5.31%, 2/5/07–2/12/07	114,000,000 b	112,334,662
Aquinas Funding LLC 5.34%, 11/28/06	46,225,000 b	46,042,296
ASB Bank Ltd. 5.32%–5.34%, 11/17/06–1/16/07	217,500,000	215,682,999
Atlantis One Funding Corp. 5.30%–5.32%, 12/11/06–2/5/07	497,755,000 b	492,982,685
Bank of America Corp. 5.32%–5.33%, 12/8/06–1/17/07	923,000,000	915,098,632
Bank of Ireland 5.34%–5.37%, 11/10/06–12/6/06	296,900,000 b	296,127,232
Barclays U.S. Funding Corp. 5.32%–5.34%, 12/8/06–1/17/07	385,000,000	382,131,250
BASF AG 5.32%–5.34%, 11/21/06–1/16/07	134,450,000	133,775,401
Bear Stearns Cos. Inc. 5.31%, 3/28/07	200,000,000	195,769,667
Beethoven Funding Corp. 5.30%–5.33%, 12/11/06–12/14/06	237,204,000 b	235,784,954
Beta Finance Inc. 5.38%, 3/9/07	104,200,000 b	102,258,638
BNP Paribas Finance Inc. 5.30%, 11/1/06	200,000,000	200,000,000
CAFCO LLC 5.30%–5.43%, 11/3/06–1/12/07	367,000,000 b	365,440,817
Caisse des Depots et Consignations 5.32%–5.34%, 11/28/06–3/20/07	454,000,000	448,912,878

Commercial Paper (continued)	Principal Amount ($)	Value ($)
CHARTA LLC 5.30%−5.43%, 11/3/06−12/15/06	361,000,000 [b]	359,589,372
CIESCO LLC 5.30%, 12/18/06	50,000,000 [b]	49,656,965
Citigroup Funding Inc. 5.30%−5.33%, 12/7/06−1/22/07	760,000,000	753,398,654
Concord Minutemen Capital Co. LLC 5.38%, 3/12/07−3/13/07	231,110,000 [b]	226,686,425
CRC Funding LLC 5.30%−5.34%, 11/30/06−12/26/06	301,000,000 [b]	299,276,893
Crown Point Capital Co. LLC 5.34%−5.38%, 3/6/07−4/17/07	395,405,000 [b]	387,534,838
Cullinan Finance Ltd. 5.34%−5.38%, 11/29/06−3/13/07	285,220,000 [b]	282,213,921
Deutsche Bank Financial LLC 5.30%, 11/1/06	200,000,000	200,000,000
Dexia Delaware LLC 5.34%, 11/22/06	276,000,000	275,152,335
FCAR Owner Trust, Ser. I 5.31%−5.37%, 11/3/06−1/4/07	649,800,000	647,180,359
FCAR Owner Trust, Ser. II 5.31%−5.38%, 11/3/06−12/8/06	144,097,000	143,650,050
Fortis Banque Luxembourg S.A. 5.32%, 1/16/07	140,000,000	138,448,333
Gemini Securitization Corp., LLC 5.31%−5.33%, 12/8/06−12/27/06	101,032,000 [b]	100,274,737
General Electric Capital Corp. 5.30%−5.36%, 11/10/06−1/31/07	1,050,000,000	1,043,113,764
General Electric Capital Services Inc. 5.36%, 11/8/06−11/9/06	320,000,000	319,645,864
Grampian Funding Ltd. 5.34%, 4/25/07	375,000,000 [b]	365,520,833
Greenwich Capital Holdings Inc. 5.28%, 11/1/06	100,000,000	100,000,000
Harrier Finance Funding Ltd. 5.33%−5.34%, 11/22/06−1/11/07	200,910,000 [b]	199,847,703
HBOS Treasury Services PLC 5.33%−5.44%, 11/2/06−12/12/06	215,400,000	214,929,682

Commercial Paper (continued)	Principal Amount ($)	Value ($)
K2 (USA) LLC		
5.43%, 11/1/06	66,000,000 b	66,000,000
Kredietbank N.A. Finance Corp.		
5.30%–5.31%, 12/18/06–12/27/06	300,000,000	297,685,014
Landesbank Baden-Wuerttemberg		
5.33%, 12/7/06	100,000,000	99,474,000
Lexington Parker Capital Co. LLC		
5.38%, 3/12/07	50,604,000 b	49,640,015
Links Finance LLC		
5.37%, 11/8/06	61,000,000 b	60,937,136
Long Lane Master Trust IV		
5.34%, 12/8/06	123,635,000 b	122,965,345
Mane Funding Corp.		
5.30%–5.31%, 12/11/06	157,361,000 b	156,442,332
Mont Blanc Capital Corp.		
5.33%, 12/11/06	25,000,000 b	24,853,889
Nationwide Building Society		
5.33%–5.34%, 12/8/06	310,000,000	308,323,335
Nordea North America Inc.		
5.42%, 11/1/06	100,000,000	100,000,000
Northern Rock PLC		
5.32%–5.43%, 11/1/06–1/16/07	76,400,000	76,051,983
Raiffeisen Zentralbank Oesterreich		
5.32%–5.40%, 12/12/06–3/19/07	845,145,000	830,579,572
Sanpaolo IMI U.S. Financial Co.		
5.33%, 12/1/06	85,000,000	84,627,417
Sheffield Receivables Corp.		
5.31%, 1/5/07	266,250,000 b	263,730,979
Sigma Finance Inc.		
5.31%–5.34%, 11/22/06–2/6/07	455,250,000 b	451,787,443
Simba Funding Corp.		
5.30%, 12/14/06	60,887,000 b	60,504,824
Skandinaviska Enskilda Banken AB		
5.32%, 12/7/06	150,000,000	149,211,750
Societe Generale N.A. Inc.		
5.31%–5.38%, 3/5/07–3/15/07	1,264,000,000	1,239,529,101
Solitaire Funding Ltd.		
5.30%–5.32%, 12/11/06–1/17/07	313,400,000 b	310,098,654

Commercial Paper (continued)	Principal Amount ($)		Value ($)
Stadshypotek Delaware Inc. 5.32%, 1/18/07	50,000,000	b	49,431,250
Swedbank (ForeningsSparbanken AB) 5.36%, 11/6/06	20,000,000		19,985,306
Thunder Bay Funding LLC 5.32%, 1/16/07	53,145,000	b	52,555,976
Toyota Motor Credit Corp. 5.33%, 11/30/06	106,000,000	b	105,550,854
UBS Finance Delaware LLC 5.28%, 11/1/06	200,000,000		200,000,000
Unicredit Delaware Inc. 5.34%–5.36%, 11/3/06–4/25/07	130,278,000		129,251,889
WestpacTrust Securities NZ Ltd. 5.31%, 12/28/06–2/6/07	186,950,000		184,823,452
Windmill Funding Corp. 5.31%, 2/12/07	75,000,000	b	73,882,021
Yorktown Capital, LLC 5.30%, 12/7/06	27,834,000	b	27,687,593
Total Commercial Paper (cost $16,778,137,479)			**16,778,137,479**

Corporate Notes—5.0%			
General Electric Capital Corp. 5.28%, 11/24/06	155,000,000	a	155,000,000
K2 (USA) LLC 5.33%, 9/27/07–10/1/07	410,000,000	a,b	409,981,435
Links Finance LLC 5.33%–5.34%, 8/8/07–10/30/07	250,000,000	a,b	249,985,466
Sigma Finance Inc. 5.33%, 8/15/07	250,000,000	a,b	249,990,171
Westpac Banking Corp. 5.29%, 11/16/06	180,000,000	a	180,000,000
Total Corporate Notes (cost $1,244,957,072)			**1,244,957,072**

Time Deposits–1.8%	Principal Amount ($)	Value ($)
State Street Bank and Trust Co., Boston, MA (Grand Cayman) 5.33%, 11/1/06 (cost $447,000,000)	447,000,000	**447,000,000**
Total Investments (cost $24,767,098,605)	**100.0%**	**24,767,098,605**
Cash and Receivables (Net)	**.0%**	**298,105**
Net Assets	**100.0%**	**24,767,396,710**

[a] *Variable rate security—interest rate subject to periodic change.*
[b] *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At October 31, 2006, these securities amounted to $8,741,761,239 or 35.3% of net assets.*

Portfolio Summary (Unaudited)[†]

	Value (%)		Value (%)
Banking	60.9	Asset-Backed/Securities	
Asset-Backed/Multi-Seller Programs	13.8	Arbitrage Vehicles	1.9
Finance	9.6	Building And Construction	.9
Asset-Backed/Structured		Brokerage Firms	.8
Investment Vehicles	8.4	Chemicals/Fibers & Diversified	.5
Asset-Backed/Single Seller	3.2		**100.0**

[†] *Based on net assets.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

October 31, 2006 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities—See Statement of Investments	24,767,098,605	24,767,098,605
Interest receivable		56,285,300
		24,823,383,905
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates—Note 2(c)		3,016,214
Cash overdraft due to Custodian		43,370,981
Payable for shares of Beneficial Interest redeemed		9,600,000
		55,987,195
Net Assets ($)		**24,767,396,710**
Composition of Net Assets ($):		
Paid-in capital		24,768,406,264
Accumulated net realized gain (loss) on investments		(1,009,554)
Net Assets ($)		**24,767,396,710**

Net Asset Value Per Share

Institutional Advantage Shares	
Net Assets ($)	23,756,396,897
Shares Outstanding	23,757,370,145
Net Asset Value Per Share ($)	**1.00**
Administrative Advantage Shares	
Net Assets ($)	756,596,692
Shares Outstanding	756,632,089
Net Asset Value Per Share ($)	**1.00**
Investor Advantage Shares	
Net Assets ($)	254,219,057
Shares Outstanding	254,219,963
Net Asset Value Per Share ($)	**1.00**
Participant Advantage Shares	
Net Assets ($)	184,064
Shares Outstanding	184,067
Net Asset Value Per Share ($)	**1.00**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months ended October 31, 2006 (Unaudited)

Investment Income ($):	
Interest Income	**549,412,520**
Expenses:	
Management fee–Note 2(a)	10,368,857
Administration fee–Note 2(b)	5,184,428
Distribution fees–Note 2(c)	331,653
Total Expenses	**15,884,938**
Less–reduction in management fee due to undertaking–Note 2(a)	(2,073,771)
Net Expenses	**13,811,167**
Investment Income–Net, representing net increase in net assets resulting from operations	**535,601,353**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended October 31, 2006 (Unaudited)	Year Ended April 30, 2006
Operations ($):		
Investment income–net	535,601,353	447,236,104
Net realized gain (loss) on investments	–	(1,004,372)
Net Increase (Decrease) in Net Assets Resulting from Operations	**535,601,353**	**446,231,732**
Dividends to Shareholders from ($):		
Investment income–net:		
Institutional Advantage shares	(518,699,054)	(427,500,934)
Administrative Advantage shares	(14,201,800)	(18,589,134)
Investor Advantage shares	(2,698,168)	(1,145,148)
Participant Advantage shares	(2,331)	(888)
Total Dividends	**(535,601,353)**	**(447,236,104)**
Beneficial Interest Transactions ($1.00 per share):		
Net proceeds from shares sold:		
Institutional Advantage shares	94,736,892,400	111,900,822,104
Administrative Advantage shares	2,008,088,126	4,226,582,796
Investor Advantage shares	764,717,263	2,294,235,442
Participant Advantage shares	155,100	1
Dividends reinvested:		
Institutional Advantage shares	269,013,410	221,617,371
Administrative Advantage shares	4,030,286	2,254,790
Investor Advantage shares	1,722,914	269,068
Participant Advantage shares	2,331	889
Cost of shares redeemed:		
Institutional Advantage shares	(84,522,455,059)	(105,216,598,407)
Administrative Advantage shares	(1,824,344,325)	(4,119,213,379)
Investor Advantage shares	(547,466,792)	(2,313,487,751)
Participant Advantage shares		(1)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**10,890,355,654**	**6,996,482,923**
Total Increase (Decrease) in Net Assets	**10,890,355,654**	**6,995,478,551**
Net Assets ($):		
Beginning of Period	13,877,041,056	6,881,562,505
End of Period	**24,767,396,710**	**13,877,041,056**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

Institutional Advantage Shares	Six Months Ended October 31, 2006 (Unaudited)	Year Ended April 30,			
		2006	2005	2004	2003[a]
Per Share Data ($):					
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00
Investment Operations:					
Investment income−net	.026	.038	.018	.010	.013
Distributions:					
Dividends from investment income−net	(.026)	(.038)	(.018)	(.010)	(.013)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00
Total Return (%)	5.22[b]	3.87	1.80	1.00	1.46[b]
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.15[b]	.15	.15	.15	.15[b]
Ratio of net expenses to average net assets	.13[b]	.13	.11	.05	.05[b]
Ratio of net investment income to average net assets	5.17[b]	3.92	2.19	.99	1.38[b]
Net Assets, end of period ($x 1,000)	23,756,397	13,272,946	6,368,073	163,283	311,006

[a] From June 3, 2002 (commencement of operations) to April 30, 2003.
[b] Annualized.
See notes to financial statements.

Administrative Advantage Shares	Six Months Ended October 31, 2006 (Unaudited)	Year Ended April 30,			
		2006	2005	2004	2003[a]
Per Share Data ($):					
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00
Investment Operations:					
Investment income–net	.026	.037	.017	.009	.013
Distributions:					
Dividends from investment income–net	(.026)	(.037)	(.017)	(.009)	(.013)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00
Total Return (%)	5.14[b]	3.79	1.73	.91	1.40[b]
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.22[b]	.22	.22	.22	.22[b]
Ratio of net expenses to average net assets	.20[b]	.20	.18	.12	.12[b]
Ratio of net investment income to average net assets	5.08[b]	3.74	2.12	.92	1.31[b]
Net Assets, end of period ($x 1,000)	756,597	568,823	459,234	26	25

[a] *From June 3, 2002 (commencement of operations) to April 30, 2003.*

[b] *Annualized.*

See notes to financial statements.

Investor Advantage Shares	Six Months Ended October 31, 2006 (Unaudited)		Year Ended April 30,		
		2006	2005	2004	2003[a]
Per Share Data ($):					
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00
Investment Operations:					
Investment income−net	.025	.035	.015	.007	.011
Distributions:					
Dividends from investment income−net	(.025)	(.035)	(.015)	(.007)	(.011)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00
Total Return (%)	4.96[b]	3.61	1.55	.75	1.21[b]
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.40[b]	.40	.40	.40	.40[b]
Ratio of net expenses to average net assets	.38[b]	.38	.36	.30	.30[b]
Ratio of net investment income to average net assets	4.96[b]	3.57	1.94	.74	1.13[b]
Net Assets, end of period ($x 1,000)	254,219	35,246	54,230	25	25

[a] *From June 3, 2002 (commencement of operations) to April 30, 2003.*
[b] *Annualized.*
See notes to financial statements.

Participant Advantage Shares	Six Months Ended October 31, 2006 (Unaudited)	Year Ended April 30,			
		2006	2005	2004	2003[a]
Per Share Data ($):					
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00
Investment Operations:					
Investment income−net	.024	.034	.014	.006	.010
Distributions:					
Dividends from investment income−net	(.024)	(.034)	(.014)	(.006)	(.010)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00
Total Return (%)	4.80[b]	3.45	1.39	.60	1.06[b]
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.55[b]	.55	.55	.55	.55[b]
Ratio of net expenses to average net assets	.53[b]	.53	.51	.45	.45[b]
Ratio of net investment income to average net assets	4.84[b]	3.40	1.79	.59	.98[b]
Net Assets, end of period ($x 1,000)	184	27	26	25	25

[a] *From June 3, 2002 (commencement of operations) to April 30, 2003.*
[b] *Annualized.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Institutional Cash Advantage Fund (the "fund") is a separate diversified series of Dreyfus Institutional Cash Advantage Funds (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as a diversified open-end management investment company and operates as a series company offering two series, including the fund. The fund's investment objective is to provide investors with as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). The Manager also serves as administrator for the fund.

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold without a sales charge. The fund is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in each of the following classes of shares: Institutional Advantage, Administrative Advantage, Investor Advantage and Participant Advantage. Administrative Advantage shares, Investor Advantage shares and Participant Advantage shares are subject to a Service Plan adopted pursuant to Rule 12b-1 under the Act. Other differences between the classes include the services offered to and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

As of October 31, 2006, MBC Investment Corp., an indirect subsidiary of Mellon Financial, held 27,280 shares of Participant Advantage shares of the fund.

It is the fund's policy to maintain a continuous net asset value per share of $1.00; the fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at amortized cost, in accordance with Rule 2a-7 of the Act, which has been determined by the Board of Trustees to represent the fair value of the fund's investments.

On September 20, 2006, the FASB released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Cost of investments represents amortized cost.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends from investment income-net on each business day. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

On July 13, 2006, the Financial Accounting Standards Board (FASB) released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

The fund has unused capital loss carryover of $1,009,554 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to April 30, 2006. If not applied, $4,013 of the carryover expires in fiscal 2011, $1,165 expires in fiscal 2012, $4 expires in fiscal 2013 and $1,004,372 expires in fiscal 2014.

The tax character of all distributions paid to shareholders during the fiscal year ended April 30, 2006 was all ordinary income. The tax character of all current year distributions will be determined at the end of the current fiscal year.

At October 31, 2006, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 2—Management Fee and Other Transactions with Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .10% of the value of the fund's average daily net assets and is payable monthly.

The Manager has agreed to pay all of the fund's expenses, except management fees, administration fees, Rule 12b-1 fees, brokerage commissions, taxes, and extraordinary expenses. The Manager had undertaken from May 1, 2006 through October 31, 2006 to waive receipt of a portion of its management fee. The reduction in management fee, pursuant to the undertaking, amounted to $2,073,771 during the period ended October 31, 2006. This waiver is voluntary, not contractual and may be terminated at any time.

(b) As compensation for the Manager's services under the Administration Agreement, the Company has agreed to pay the Manager a monthly administration fee at the annual rate .05% of the value of each fund's average daily net assets.

(c) Under the fund's Service Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, relating to its Administrative Advantage, Investor Advantage and Participant Advantage shares, the fund pays the Distributor for distributing such classes of shares and for advertising and marketing relating to such classes of shares and for providing certain services relating to shareholder accounts in such classes of shares, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts ("Servicing"), at an aggregate annual rate of .07%, .25% and .40% of the value of the average daily net assets of the fund's Administrative Advantage, Investor Advantage, and Participant Advantage shares, respectively. The Distributor may pay one or more Service Agents (a securities dealer, financial institution or other industry professional) a fee in respect of the fund's Administrative Advantage shares, Investor Advantage shares and Participant Advantage shares owned by shareholders with whom the Service Agent has a Servicing relationship or for whom the Service Agent is the dealer or holder of record. The Distributor determines the amounts, if any, to be paid to Service Agents under the Plan and the basis on which such payments are made. The fees payable under the Plan are payable without regard to actual expenses incurred. During the period ended October 31, 2006, the fund's Administrative Advantage, Investor Advantage and Participant Advantage shares were charged $195,528, $135,932 and $193, respectively, pursuant to the Plan.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $2,252,958, Rule 12b-1 distribution plan fees $95,398 and administration fees $1,126,479, which are offset against an expense reimbursement currently in effect in the amount of $458,621.

INFORMATION ABOUT THE REVIEW AND APPROVAL OF THE FUND'S MANAGEMENT AGREEMENT (Unaudited)

At a meeting of the Board of Trustees of the Company held on July 11-12, 2006, the Board considered the re-approval of the fund's Management Agreement for another one year term, pursuant to which the Manager provides the fund with investment advisory and administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the Company, were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

Analysis of Nature, Extent and Quality of Services Provided to the Fund. The Board members received a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent and quality of the services provided to the fund pursuant to the fund's Management Agreement. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Board noted that the fund's shares were offered only to institutions. The Manager's representatives noted the diversity of distribution among the funds in the Dreyfus fund complex, and the Manager's corresponding need for broad, deep and diverse resources to be able to provide ongoing shareholder services to each distribution channel, including that of the fund. The Board also reviewed the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered the Manager's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements, and the Manager's extensive administrative, accounting and compliance infrastructure.

Comparative Analysis of the Fund's Management Fee, Expense Ratio and Performance. The Board members reviewed reports prepared by Lipper, Inc., an independent provider of investment company data,

which included information comparing the fund's management fee and expense ratio with a group of comparable funds (the "Expense Group") and with a broader group of funds (the "Expense Universe") that were selected by Lipper. Included in these reports were comparisons of contractual and actual management fee rates, total operating expenses and performance. The Manager furnished these reports to the Board along with a description of the methodology Lipper used to select the Expense Group and Expense Universe.

The Board reviewed the results of the Expense Group and Expense Universe comparisons for various periods ended May 31, 2006. The Board reviewed the range of management fees and expense ratios of the funds in the Expense Group and Expense Universe, and noted that the fund's expense ratio ranked in the first quintile (among the lowest expense ratios) of the Expense Group and Expense Universe. The Board considered that the Manager had voluntarily waived a portion of its management fee for the reporting period pursuant to an undertaking that is not contractual and may be terminated at any time, and that the fund's expense ratio, with and without the waiver, was lower than the Expense Group median.

The Board members also reviewed the reports prepared by Lipper that presented the fund's performance and placed significant emphasis on comparisons of performance to a group of comparable funds (the "Performance Group") that were composed of the same funds included in the Expense Group and to a broader group of funds (the "Performance Universe"). The Board noted that the fund's performance was above the medians of the Performance Group and Performance Universe for the reported periods ended May 31, 2006.

Representatives of the Manager reviewed with the Board members the fees paid to the Manager or its affiliates by mutual funds managed by the Manager or its affiliates with similar investment objectives, policies and strategies as the fund (the "Similar Funds"), and explained the nature of the Similar Funds and the differences, from the Manager's perspective, in providing services to the Similar Funds as compared to the fund. Representatives of the Manager also noted that there were no other accounts managed or sub-advised by the Manager or its affiliates with similar investment objectives, policies and strategies as the fund. Noting the fund's "unitary fee" structure, the Board analyzed the differences in fees paid to the Manager and discussed the relationship of the advisory fees paid in light of the Manager's performance and the services provided; it was noted that the Similar Funds had comparable or higher management fees than the fee borne by the fund. The Board members considered the relevance of the fee information provided for the Similar Funds managed by the Manager to evaluate the appropriateness and reasonableness of the fund's advisory fees.

Analysis of Profitability and Economies of Scale. The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board previously had been provided with information prepared by an independent consulting firm regarding the Manager's approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The Board members also had been informed that the methodology had been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of the fund. The Board members evaluated the analysis in light of the relevant circumstances for the fund, noting that economies of scale may be realized as the fund's assets increase and considering whether fee levels reflect these economies of scale for the benefit of fund investors. The Board members evaluated the profitability analysis in light of the relevant circumstances for the fund, including any decline in assets, and the extent to which economies of scale would be realized if the fund grows and whether fee levels reflect these economies of scale for the benefit of fund shareholders. The Board members also considered potential benefits to the Manager from acting as investment adviser to the fund, and noted that there were no soft dollar arrangements with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fee under the Management Agreement bears a reasonable relationship to the mix of services provided by the Manager, including the nature, extent and quality of such services. It was noted that the profitability percentage for managing the fund was within ranges determined by appropriate court cases to be reasonable given the services rendered and that the profitability percentage for managing the fund was reasonable given the fund's overall performance and generally superior service levels provided. The Board also noted the Manager's voluntary undertaking and its effect on the profitability of the Manager.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on the discussions and considerations as described above, the Board made the following conclusions and determinations with respect to the fund:

- The Board concluded that the nature, extent and quality of the services provided by the Manager to the fund are adequate and appropriate.
- The Board was satisfied with the fund's performance.
- The Board concluded that the fee paid to the Manager by the fund was reasonable in light of the services provided, comparative performance and expense and advisory fee information, costs of the services provided and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the fund.

- The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the fund had been adequately considered by the Manager in connection with the management fee rate charged to the fund, and that, to the extent in the future it were determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with the information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement was in the best interests of the fund and its shareholders.

For More Information

Dreyfus Institutional
Cash Advantage Fund
200 Park Avenue
New York, NY 10166

Manager and Administrator

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

Transfer Agent &
Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone Call your Dreyfus Investments Division representative or 1-800-346-3621

Mail Dreyfus Investments Division, 144 Glenn Curtiss Boulevard,
Uniondale, NY 11556-0144

E-mail Access Dreyfus Investments Division at www.dreyfus.com.
You can obtain product information and E-mail requests for information or literature.

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2006, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



0093SA1006

Dreyfus
Institutional Cash
Advantage Plus Fund

SEMIANNUAL REPORT October 31, 2006




Dreyfus
A Mellon Financial Company℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Not FDIC-Insured • Not Bank-Guaranteed • May Lose Value

Contents



LETTER TO SHAREHOLDERS

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Institutional Cash Advantage Plus Fund for the six-month period ended October 31, 2006. During the reporting period, the fund produced annualized yields of 5.07% for Administrative shares, 4.74% for Participant shares, 5.14% for Institutional shares and 4.89% for Investor shares. Taking into account the effects of compounding, the fund produced annualized effective yields[1] of 5.19% for Administrative shares, 4.84% for Participant shares, 5.26% for Institutional shares and 5.00% for Investor shares.[2]

The Economy

Soon after the start of the reporting period, surging energy prices and hawkish comments from members of the Federal Reserve Board (the "Fed") sparked sharp declines in U.S. Treasury security prices. In addition, although a lower-than-expected number of jobs was created during the month, the unemployment rate fell to 4.6%, stoking concerns that wage inflation might accelerate. Hence, concerned investors revised upward their inflation and interest-rate expectations, and they widely expected the Fed's rate hike to 5% in May.

June saw a further shift in market sentiment, as investors became increasingly risk-averse due to intensifying inflationary pressures and new signs of potential economic weakness. Accordingly, the Fed's June 29 rate hike to 5.25% came as no surprise. However, the outlook for subsequent action became cloudier as investors alternately worried that the Fed might become too aggressive, possibly triggering a recession by choking off economic growth, or too lenient, potentially allowing inflation to take firmer root in the economy.

Investors' economic concerns intensified when it later was announced that U.S. GDP expanded at a more moderate 2.6% annualized rate during the second quarter. Indeed, the U.S. economy appeared to slow further over the summer, when housing markets softened and employment gains moderated. While there was no scheduled meeting for July, at its meeting on August 8 the Fed left short-term interest rates unchanged at 5.25%, the first pause after more than two years of steady rate hikes. In a press release following the meeting, the Fed stated that economic growth had abated from the strong pace earlier in the year as earlier interest rate increases and higher energy prices took hold.

The softening of the housing market became more pronounced in September, and the Fed again decided to leave overnight interest rates unchanged. While core inflation data remained elevated, the Fed indicated that it expected those pressures to moderate as the economy slowed. In fact, oil prices tumbled to around $60 per barrel and weaker-than-expected job gains helped to put a lid on two of the main drivers of the market's inflation fears. At the same time, a decline in the unemployment rate to 4.6% helped to reassure investors that the economy probably was headed for a soft landing.

As was widely expected, the Fed continued to hold overnight interest rates steady at its meeting on October 25. Still, Fed members indicated that the risk of higher inflation was greater than the risk of a pronounced economic downturn. The Fed further suggested that additional policy firming might be needed if inflation were to remain above its comfort zone. The Fed's inflation-related concerns appeared to be warranted when an employment report released in early November showed higher wage costs, no productivity gains and a drop in the unemployment rate to a five-year low of 4.4%.

Portfolio Focus

Early in the reporting period, as short-term interest rates rose, we maintained the fund's weighted average maturity in a range we considered shorter than industry averages. After the Fed paused in its tightening campaign in August, we increased the fund's weighted average maturity toward the neutral range. However, with yield differences along the money market yield curve near historically narrow levels, it currently makes little sense to us to establish an even longer maturity position.

Fed members may be comfortable with interest rates for now, but they stand ready to change monetary policy as conditions warrant. Therefore, after a multi-year period in which Fed actions were predictable, we have entered a more uncertain time, in which every data is likely to be scrutinized for its possible impact on monetary policy. In our view, however, it will not be a single economic release that triggers the next move by the Fed. Rather, it will be a series of numbers that convinces policy-makers that interest rates need to be adjusted. As a result, we believe that today's relatively high level of uncertainty is likely to last for some time, making a relatively cautious investment posture prudent until economic conditions and Fed policy become clearer.



Patricia A. Larkin
Senior Portfolio Manager

November 15, 2006
New York, NY

An investment in the fund is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.

[1] *Annualized effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate.*

[2] *Yields provided reflect the absorption of certain fund expenses by The Dreyfus Corporation pursuant to an undertaking in effect that may be extended, terminated or modified at any time. Had these expenses not been absorbed, the fund's annualized yields for its Administrative shares, Participant shares, Institutional shares and Investor shares would have been 5.05%, 4.72%, 5.12% and 4.87%, respectively. The fund's annualized effective yields would have been 5.18%, 4.83%, 5.25% and 4.99%, respectively.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Institutional Cash Advantage Plus Fund from May 1, 2006 to October 31, 2006. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended October 31, 2006

	Institutional Advantage	Administrative Advantage	Investor Advantage	Participant Advantage
Expenses paid per $1,000†	$ .66	$ 1.02	$ 1.94	$ 2.70
Ending value (after expenses)	$1,026.20	$1,025.90	$1,024.90	$1,024.10

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended October 31, 2006

	Institutional Advantage	Administrative Advantage	Investor Advantage	Participant Advantage
Expenses paid per $1,000†	$ .66	$ 1.02	$ 1.94	$ 2.70
Ending value (after expenses)	$1,024.55	$1,024.20	$1,023.29	$1,022.53

† *Expenses are equal to the fund's annualized expense ratio of .13% for Institutional Advantage, .20% for Administrative Advantage, .38% for Investor Advantage and .53% for Participant Advantage; multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

October 31, 2006 (Unaudited)

Negotiable Bank Certificates of Deposit–30.9%	Principal Amount ($)	Value ($)
Bank of America N.A. 5.32%, 3/21/07	20,000,000 [a]	20,000,000
Barclays Bank PLC (Yankee) 5.34%, 12/5/06	100,000,000	100,000,000
Calyon (Yankee) 5.33%, 11/22/06	80,000,000	80,000,000
DEPFA BANK PLC (Yankee) 5.32%−5.33%, 11/30/06−2/5/07	113,000,000 [b]	113,000,685
First Tennessee Bank N.A. Memphis 5.34%, 12/7/06	100,000,000	100,000,000
HBOS PLC (London) 5.34%, 12/5/06	100,000,000	100,000,000
Skandinaviska Enskilda Banken AB (Yankee) 5.33%, 12/7/06	100,000,000	100,000,415
Societe Generale (Yankee) 5.33%−5.34%, 11/22/06	100,000,000	100,000,000
UniCredito Italiano SpA (Yankee) 5.31%−5.43%, 11/3/06−1/10/07	140,000,000	140,000,000
Total Negotiable Bank Certificates Of Deposit (cost $853,001,100)		**853,001,100**

Commercial Paper–60.1%		
ASB Bank Ltd. 5.34%, 11/17/06−11/22/06	108,000,000	107,695,804
Bank of America Corp. 5.31%, 4/4/07	75,000,000	73,340,329
Bear Stearns Cos. Inc. 5.31%, 12/22/06	100,000,000	99,257,667
Beta Finance Inc. 5.34%, 12/1/06	80,000,000 [b]	79,648,667
Bryant Park Funding LLC 5.34%, 11/20/06	42,055,000 [b]	41,938,029
CC (USA) Inc. 5.34%, 11/22/06	44,000,000 [b]	43,864,737
CHARTA LLC 5.34%, 11/15/06−11/20/06	35,000,000 [b]	34,917,290
Citigroup Funding Inc. 5.33%, 12/7/06	50,000,000	49,737,000

Commercial Paper (continued)	Principal Amount ($)	Value ($)
Concord Minutemen Capital Co. LLC		
5.38%, 3/12/07	89,741,000 b	88,031,471
CRC Funding LLC		
5.33%, 12/8/06	20,000,000 b	19,891,878
Crown Point Capital Co. LLC		
5.31%, 1/4/07	106,007,000 b	105,019,486
Cullinan Finance Ltd.		
5.35%−5.38%, 11/29/06−3/13/07	79,000,000 b	78,358,718
Deutsche Bank Financial LLC		
5.30%, 11/1/06	50,000,000	50,000,000
FCAR Owner Trust, Ser. I		
5.35%, 12/7/06	100,000,000	99,472,000
Harrier Finance Funding Ltd.		
5.33%, 12/8/06	70,000,000 b	69,621,212
Lexington Parker Capital Co. LLC		
5.38%, 3/1/07	70,450,000 b	69,218,299
Links Finance LLC		
5.34%, 11/20/06	24,100,000 b	24,032,969
Liquid Funding Ltd.		
5.32%, 1/5/07	30,000,000 b	29,715,625
Nationwide Building Society		
5.34%, 11/22/06	85,000,000	84,738,696
Nordea North America Inc.		
5.42%, 11/1/06	42,000,000	42,000,000
Premier Asset Collateralized Entity LLC		
5.34%, 11/30/06	22,400,000 b	22,304,906
Raiffeisen Zentralbank Oesterreich		
5.32%, 12/22/06	100,000,000	99,255,542
Santander Central Hispano Finance (Delaware) Inc.		
5.34%, 4/27/07	100,000,000	97,443,333
Societe Generale N.A. Inc.		
5.38%, 3/15/07	20,000,000	19,610,283
Swedbank (ForeningsSparbanken AB)		
5.36%, 11/7/06	80,000,000	79,929,467
UBS Finance Delaware LLC		
5.28%, 11/1/06	50,000,000	50,000,000
Total Commercial Paper		
(cost $1,659,043,408)		**1,659,043,408**

Corporate Notes–6.3%	Principal Amount ($)	Value ($)
Links Finance LLC		
5.33%, 10/25/07	100,000,000 a,b	99,990,192
Sigma Finance Inc.		
5.33%, 8/15/07	75,000,000 a,b	74,997,051
Total Corporate Notes		
(cost $174,987,243)		**174,987,243**

Time Deposits–3.1%		
Manufacturers & Traders Trust Company		
(Grand Cayman) 5.34%, 11/1/06		
(cost $85,000,000)	85,000,000	**85,000,000**

Total Investments (cost $2,772,031,751)	**100.4%**	**2,772,031,751**
Liabilities, Less Cash and Receivables	**(.4%)**	**(9,871,920)**
Net Assets	**100.0%**	**2,762,159,831**

[a] *Variable rate security—interest rate subject to periodic change.*
[b] *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At October 31, 2006, these securities amounted to $994,551,215 or 36.0% of net assets.*

Portfolio Summary (Unaudited) [†]

	Value (%)		Value (%)
Banking	59.5	Asset-Backed/Single Seller	3.6
Asset-Backed/Structured		Brokerage Firms	3.6
Investment Vehicles	18.9	Finance	1.8
Asset-Backed/Multi-Seller Programs	13.0		**100.4**

[†] *Based on net assets.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

October 31, 2006 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	2,772,031,751	2,772,031,751
Interest receivable		8,414,053
		2,780,445,804
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 2(c)		335,457
Cash overdraft due to Custodian		17,950,516
		18,285,973
Net Assets ($)		**2,762,159,831**
Composition of Net Assets ($):		
Paid-in capital		2,762,292,733
Accumulated net realized gain (loss) on investments		(132,902)
Net Assets ($)		**2,762,159,831**

Net Asset Value Per Share

Institutional Advantage Shares	
Net Assets ($)	2,758,212,345
Shares Outstanding	2,758,345,094
Net Asset Value Per Share ($)	**1.00**
Administrative Advantage Shares	
Net Assets ($)	3,892,537
Shares Outstanding	3,892,684
Net Asset Value Per Share ($)	**1.00**
Investor Advantage Shares	
Net Assets ($)	27,672
Shares Outstanding	27,675
Net Asset Value Per Share ($)	**1.00**
Participant Advantage Shares	
Net Assets ($)	27,277
Shares Outstanding	27,280
Net Asset Value Per Share ($)	**1.00**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended October 31, 2006 (Unaudited)

Investment Income ($):	
Interest Income	**68,750,012**
Expenses:	
Management fee–Note 2(a)	1,303,564
Administration fee–Note 2(b)	651,782
Distribution fees–Note 2(c)	4,340
Total Expenses	**1,959,686**
Less–reduction in management fee due to undertaking–Note 2(a)	(260,712)
Net Expenses	**1,698,974**
Investment Income–Net, representing net increase in net assets resulting from operations	**67,051,038**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended October 31, 2006 (Unaudited)	Year Ended April 30, 2006
Operations ($):		
Investment income–net	67,051,038	62,701,786
Net realized gain (loss) on investments	–	(127,649)
Net Increase (Decrease) in Net Assets Resulting from Operations	**67,051,038**	**62,574,137**
Dividends to Shareholders from ($):		
Investment income–net:		
Institutional Advantage shares	(66,764,466)	(62,529,712)
Administrative Advantage shares	(278,346)	(169,881)
Investor Advantage shares	(7,583)	(1,257)
Participant Advantage shares	(643)	(936)
Total Dividends	**(67,051,038)**	**(62,701,786)**
Beneficial Interest Transactions ($1.00 per share):		
Net proceeds from shares sold:		
Institutional Advantage shares	7,902,593,258	9,968,448,503
Administrative Advantage shares	65,752,680	34,771,319
Investor Advantage shares	16,693,846	739,733
Participant Advantage shares	–	11,543
Dividends reinvested:		
Institutional Advantage shares	7,192,591	6,854,254
Administrative Advantage shares	211,338	158,542
Investor Advantage shares	672	1,206
Participant Advantage shares	643	890
Cost of shares redeemed:		
Institutional Advantage shares	(7,560,780,765)	(9,170,428,571)
Administrative Advantage shares	(82,080,448)	(16,444,593)
Investor Advantage shares	(16,693,635)	(740,006)
Participant Advantage shares	–	(11,543)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**332,890,180**	**823,361,277**
Total Increase (Decrease) in Net Assets	**332,890,180**	**823,233,628**
Net Assets ($):		
Beginning of Period	2,429,269,651	1,606,036,023
End of Period	**2,762,159,831**	**2,429,269,651**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

Institutional Advantage Shares	Six Months Ended October 31, 2006 (Unaudited)	Year Ended April 30,			
		2006	2005	2004	2003[a]
Per Share Data ($):					
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00
Investment Operations:					
Investment income−net	.026	.038	.018	.010	.013
Distributions:					
Dividends from investment income−net	(.026)	(.038)	(.018)	(.010)	(.013)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00
Total Return (%)	5.20[b]	3.86	1.80	1.00	1.46[b]
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.15[b]	.15	.15	.15	.15[b]
Ratio of net expenses to average net assets	.13[b]	.13	.11	.05	.05[b]
Ratio of net investment income to average net assets	5.14[b]	3.85	1.95	1.00	1.38[b]
Net Assets, end of period ($ x 1,000)	2,758,212	2,409,207	1,604,461	163,283	311,006

[a] From June 3, 2002 (commencement of operations) to April 30, 2003.
[b] Annualized.
See notes to financial statements.

Administrative Advantage Shares	Six Months Ended October 31, 2006 (Unaudited)	Year Ended April 30,			
		2006	2005	2004	2003[a]
Per Share Data ($):					
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00
Investment Operations:					
Investment income−net	.026	.037	.017	.009	.013
Distributions:					
Dividends from investment income−net	(.026)	(.037)	(.017)	(.009)	(.013)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00
Total Return (%)	5.14[b]	3.79	1.73	.93	1.40[b]
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.22[b]	.22	.22	.22	.22[b]
Ratio of net expenses to average net assets	.20[b]	.20	.18	.12	.12[b]
Ratio of net investment income to average net assets	5.02[b]	3.78	1.88	.91	1.31[b]
Net Assets, end of period ($ x 1,000)	3,893	20,009	1,524	26	25

[a] *From June 3, 2002 (commencement of operations) to April 30, 2003.*

[b] *Annualized.*

See notes to financial statements.

Investor Advantage Shares	Six Months Ended October 31, 2006 (Unaudited)	Year Ended April 30,			
		2006	2005	2004	2003[a]
Per Share Data ($):					
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00
Investment Operations:					
Investment income−net	.025	.035	.015	.007	.011
Distributions:					
Dividends from investment income−net	(.025)	(.035)	(.015)	(.007)	(.011)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00
Total Return (%)	4.94[b]	3.61	1.55	.75	1.21[b]
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.40[b]	.40	.40	.40	.40[b]
Ratio of net expenses to average net assets	.38[b]	.38	.36	.30	.30[b]
Ratio of net investment income to average net assets	4.72[b]	3.60	1.70	.75	1.13[b]
Net Assets, end of period ($ x 1,000)	28	27	26	25	25

[a] *From June 3, 2002 (commencement of operations) to April 30, 2003.*
[b] *Annualized.*
See notes to financial statements.

Participant Advantage Shares	Six Months Ended October 31, 2006 (Unaudited)	Year Ended April 30,			
		2006	2005	2004	2003[a]
Per Share Data ($):					
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00
Investment Operations:					
Investment income−net	.024	.034	.014	.006	.010
Distributions:					
Dividends from investment income−net	(.024)	(.034)	(.014)	(.006)	(.010)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00
Total Return (%)	4.78[b]	3.46	1.39	.60	1.06[b]
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.55[b]	.55	.55	.55	.55[b]
Ratio of net expenses to average net assets	.53[b]	.53	.51	.45	.45[b]
Ratio of net investment income to average net assets	4.73[b]	3.45	1.55	.60	.98[b]
Net Assets, end of period ($ x 1,000)	27	27	26	26	25

[a]   *From June 3, 2002 (commencement of operations) to April 30, 2003.*
[b]   *Annualized.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Institutional Cash Advantage Plus Fund (the "fund") is a separate diversified series of Dreyfus Institutional Cash Advantage Funds (the "Company"), which is registered under the Investment Company Act of 1940, as amended (the "Act"), as a diversified open-end management investment company and operates as a series company offering two series, including the fund. The fund's investment objective is to provide investors with as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). The Manager also serves as administrator for the fund.

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold without a sales charge. The fund is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in each of the following classes of shares: Institutional Advantage, Administrative Advantage, Investor Advantage and Participant Advantage. Administrative Advantage, Investor Advantages and Participant Advantage shares are subject to a Service Plan adopted pursuant to Rule 12b-1 under the Act. Other differences between the classes include the services offered to and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

As of October 31, 2006, MBC Investment Corp., an indirect subsidiary of Mellon Financial, held all of the outstanding shares of Participant Advantage and 27,459 Investor Advantage shares of the fund.

It is the fund's policy to maintain a continuous net asset value per share of $1.00; the fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at amortized cost, in accordance with Rule 2a-7 of the Act, which has been determined by the fund's Board of Trustees to represent the fair value of the fund's investments.

On September 20, 2006, the FASB released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Cost of investments represents amortized cost.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends from investment income-net on each business day. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

On July 13, 2006, the Financial Accounting Standards Board (FASB) released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statement of the fund.

The fund has an unused capital loss carryover of $132,902 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to April 30, 2006. If not applied, $4,047 of the carryover expires in fiscal 2011, $1,206 expires in fiscal 2012 and $127,649 expires in fiscal 2014.

The tax character of all distributions paid to shareholders during the fiscal year ended April 30, 2006 was all ordinary income. The tax character of all current year distributions will be determined at the end of the current fiscal year.

At October 31, 2006, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 2—Management Fee and Other Transactions with Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .10% of the value of the fund's average daily net assets and is payable monthly.

The Manager has agreed to pay all of the fund's expenses, except management fees, administration fees, Rule 12b-1 fees, brokerage commissions, taxes, and extraordinary expenses. The Manager had undertaken from May 1, 2006 to October 31, 2006 to waive part of its management fee. The reduction in management fee, pursuant to the undertaking, amounted to $260,712 during the period ended October 31, 2006. This waiver is voluntary, not contractual and may be terminated at any time.

(b) As compensation for the Manager's services under the Administration Agreement, the Company has agreed to pay the Manager a monthly administration fee at the annual rate .05% of the value of each fund's average daily net assets.

(c) Under the fund's Service Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, relating to its Administrative Advantage, Investor Advantage, and Participant Advantage shares, the fund pays the Distributor for distributing such classes of shares and for advertising and marketing relating to such classes of shares and for providing certain services relating to shareholder accounts in such classes of shares, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts ("Servicing"), at an aggregate annual rate of .07%, .25% and .40% of the value of the average daily net assets of the fund's Administrative Advantage, Investor Advantage and Participant Advantage shares, respectively. The Distributor may pay one or more Service Agents (a securities dealer, financial institution or other industry professional) a fee in respect of the fund's Administrative Advantage shares, Investor Advantage shares and Participant Advantage shares owned by shareholders with whom the Service Agent has a Servicing relationship or for whom the Service Agent is the dealer or holder of record. The Distributor determines the amounts, if any, to be paid to Service Agents under the Plan and the basis on which such payments are made. The fees payable under the Plan are payable without regard to actual expenses incurred. During the period ended October 31, 2006, the fund's Administrative Advantage, Investor Advantage and Participant Advantage shares were charged $3,884, $402 and $54, respectively, pursuant to the Plan.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $256,063, Rule 12b-1 distribution plan fees $283 and administration fees $128,032, which are offset against a voluntary expense reimbursement currently in effect in the amount of $48,921.

INFORMATION ABOUT THE REVIEW AND APPROVAL OF THE FUND'S MANAGEMENT AGREEMENT (Unaudited)

At a meeting of the Board of Trustees of the Company held on July 11-12, 2006, the Board considered the re-approval of the fund's Management Agreement for another one year term, pursuant to which the Manager provides the fund with investment advisory and administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the Company, were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

Analysis of Nature, Extent and Quality of Services Provided to the Fund. The Board members received a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent and quality of the services provided to the fund pursuant to the fund's Management Agreement. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Board noted that the fund's shares were offered only to institutions. The Manager's representatives noted the diversity of distribution among the funds in the Dreyfus fund complex, and the Manager's corresponding need for broad, deep and diverse resources to be able to provide ongoing shareholder services to each distribution channel, including that of the fund. The Board also reviewed the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered the Manager's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements, and the Manager's extensive administrative, accounting and compliance infrastructure.

Comparative Analysis of the Fund's Management Fee, Expense Ratio and Performance. The Board members reviewed reports prepared by Lipper, Inc., an independent provider of investment company data, which included information comparing the fund's management fee

and expense ratio with a group of comparable funds (the "Expense Group") and with a broader group of funds (the "Expense Universe") that were selected by Lipper. Included in these reports were comparisons of contractual and actual management fee rates, total operating expenses and performance. The Manager furnished these reports to the Board along with a description of the methodology Lipper used to select the Expense Group and Expense Universe.

The Board reviewed the results of the Expense Group and Expense Universe comparisons for various periods ended May 31, 2006. The Board reviewed the range of management fees and expense ratios of the funds in the Expense Group and Expense Universe, and noted that the fund's expense ratio ranked in the first quintile (among the lowest expense ratios) of the Expense Group and Expense Universe. The Board considered that the Manager had voluntarily waived a portion of its management fee for the reporting period pursuant to an undertaking that is not contractual and may be terminated at any time, and that the fund's expense ratio, with and without the waiver, was lower than the Expense Group median.

The Board members also reviewed the reports prepared by Lipper that presented the fund's performance and placed significant emphasis on comparisons of performance to a group of comparable funds (the "Performance Group") that were composed of the same funds included in the Expense Group and to a broader group of funds (the "Performance Universe"). The Board noted that the fund's performance was above the medians of the Performance Group and Performance Universe for the reported periods ended May 31, 2006, noting that the fund's performance for the 2- and 3-year periods was the highest of the Performance Group.

Representatives of the Manager reviewed with the Board members the fees paid to the Manager or its affiliates by mutual funds managed by the Manager or its affiliates with similar investment objectives, policies and strategies as the fund (the "Similar Funds"), and explained the nature of the Similar Funds and the differences, from the Manager's perspective, in providing services to the Similar Funds as compared to the fund. Representatives of the Manager also noted that there were no other accounts managed or sub-advised by the Manager or its affiliates with similar investment objectives, policies and strategies as the fund. Noting the fund's "unitary fee" structure, the Board analyzed the differences in fees paid to the Manager and discussed the relationship of the advisory fees paid in light of the Manager's performance and the services provided; it was noted that the Similar Funds had comparable or higher management fees than the fee borne by the fund. The Board members considered the relevance of the fee information provided for the Similar Funds managed by the Manager to evaluate the appropriateness and reasonableness of the fund's advisory fees.

Analysis of Profitability and Economies of Scale. The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board previously had been provided with information prepared by an independent consulting firm regarding the Manager's approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The Board members also had been informed that the methodology had been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of the fund. The Board members evaluated the analysis in light of the relevant circumstances for the fund, noting that economies of scale may be realized as the fund's assets increase and considering whether fee levels reflect these economies of scale for the benefit of fund investors. The Board members evaluated the profitability analysis in light of the relevant circumstances for the fund, including any decline in assets, and the extent to which economies of scale would be realized if the fund grows and whether fee levels reflect these economies of scale for the benefit of fund shareholders. The Board members also considered potential benefits to the Manager from acting as investment adviser to the fund, and noted that there were no soft dollar arrangements with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fee under the Management Agreement bears a reasonable relationship to the mix of services provided by the Manager, including the nature, extent and quality of such services. It was noted that the profitability percentage for managing the fund was within ranges determined by appropriate court cases to be reasonable given the services rendered and that the profitability percentage for managing the fund was reasonable given the fund's overall performance and generally superior service levels provided. The Board also noted the Manager's voluntary undertaking and its effect on the profitability of the Manager.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on the discussions and considerations as described above, the Board made the following conclusions and determinations with respect to the fund:

- The Board concluded that the nature, extent and quality of the services provided by the Manager to the fund are adequate and appropriate.
- The Board was satisfied with the fund's performance.
- The Board concluded that the fee paid to the Manager by the fund was reasonable in light of the services provided, comparative performance and expense and advisory fee information, costs of the services provided and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the fund.

- The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the fund had been adequately considered by the Manager in connection with the management fee rate charged to the fund, and that, to the extent in the future it were determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with the information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement was in the best interests of the fund and its shareholders.

For More Information

**Dreyfus Institutional
Cash Advantage Plus Fund**
200 Park Avenue
New York, NY 10166

Manager and Administrator

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone Call your Dreyfus Investments Division representative or 1-800-346-3621

Mail Dreyfus Investments Division, 144 Glenn Curtiss Boulevard,
Uniondale, NY 11556-0144

E-mail Access Dreyfus Investments Division at www.dreyfus.com.
You can obtain product information and E-mail requests for information or literature.

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2006, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



0142SA1006